For immediate release	25 July 2005

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, FRANCE, CANADA, JAPAN, NEW ZEALAND OR THE REPUBLIC OF SOUTH AFRICA

EIRCOM GROUP PLC

PROPOSED ACQUISITION OF
METEOR MOBILE COMMUNICATIONS LIMITED

FULLY UNDERWRITTEN RIGHTS ISSUE TO RAISE €420 MILLION

AND TRADING UPDATE

eircom Group plc (“eircom”) today announces the proposed acquisition of Meteor Mobile Communications Limited (“Meteor”), a wholly-owned subsidiary of Western Wireless International Holding Corporation (“WWIHC”) (the “Acquisition”).  The Acquisition values Meteor at €420 million on a debt-free basis.  The Acquisition is intended to be funded by a rights issue at a minimum subscription price of €1.10 per eircom Share (the “Rights Issue”).  The Rights Issue Price will be set when the Prospectus is published, which is expected to be in late August 2005.  The Rights Issue has been fully underwritten by Morgan Stanley and Goodbody Stockbrokers.  The Acquisition and Rights Issue are conditional upon, inter alia, the approval of eircom Shareholders.  The eircom Employee Ownership Trust (the “ESOT”), which holds 20.9% of eircom’s total issued ordinary share capital, has given an irrevocable undertaking to WWIHC that it will vote in favour of all resolutions at an extraordinary general meeting required to approve and implement the Acquisition.  Separately, the ESOT has stated that it intends to take up its rights in full under the Rights Issue.

Details of the Acquisition

•                  The Acquisition is in line with eircom’s stated strategic objective of re-entering the attractive Irish mobile sector, which has among the highest average revenues per user (“ARPUs”) in Europe as well as attractive demographics.  It is also expected to enable eircom to effectively double its addressable market by value to approximately €4 billion.

•                  The Acquisition is expected to create growth for eircom and the Directors expect it to create substantial value for eircom Shareholders.

•                  Meteor is Ireland’s third mobile operator in terms of subscriber share with a subscriber base that more than doubled from 181,000 as of 31 December 2003 to 410,000 as of 30 June 2005.

•                  Meteor had total revenues of €93.9 million and an EBITDA loss of €1.4 million (excluding a foreign exchange gain of €11.2 million) for the year ended 31 December 2004.  Meteor is expected to be EBITDA positive for the first time in the current financial year.

•                  Meteor’s current share of Irish mobile subscribers is approximately 10%.  eircom expects to be able to double this share and to grow ARPU over the next three to four years.  In addition to accelerating pre-paid subscriber acquisitions, eircom will seek to drive growth by focusing on building share in the post-paid consumer, corporate and SME segments.

•                  Completion of the Acquisition is expected by the end of 2005, following appropriate regulatory approvals/notifications.

Details of the Rights Issue

•                  The Rights Issue Price will be not less than €1.10 per eircom Share, representing a maximum discount of 41% to the closing middle market price on the Irish Stock Exchange of €1.87 per eircom Share on 22 July 2005, being the last business day prior to this announcement.

•                  The proceeds of the Rights Issue, amounting to approximately €420 million, will be used to finance the Acquisition.

•                  The Rights Issue is expected to be launched in late August 2005, when the Prospectus will be published.

•                  The Rights Issue is conditional on eircom Shareholders approving the Acquisition and on the Acquisition Agreement not having been terminated (and no termination rights existing under it having been exercised) before Admission.  After Admission the Rights Issue will proceed even if the Acquisition does not.

•                  The Rights Issue is also conditional on eircom Shareholders approving a resolution authorising the Directors to allot eircom Shares for the purpose of the Rights Issue.

•                  The Rights Issue has been fully underwritten at the minimum Rights Issue Price by Morgan Stanley and Goodbody Stockbrokers.

•                  The Board of eircom intends to adjust the dividend per eircom Share for the bonus element of the Rights Issue, such that the dividend yield will be approximately constant at the theoretical ex-rights price.

•                  The ESOT, which holds 20.9% of eircom’s total issued ordinary share capital, has given an irrevocable undertaking to WWIHC that it will vote in favour of all resolutions at an extraordinary general meeting required to approve and implement the Acquisition.  Separately, the ESOT has stated that it intends to take up its rights in full under the Rights Issue.

Current trading and prospects

•                  Trading at eircom has been in line with the Directors’ expectations since the publication of the results for the year ended 31 March 2005 and the Directors are confident of the underlying financial and trading prospects of eircom for the current financial year.

Commenting on the proposed acquisition, Sir Anthony O’Reilly, Chairman of eircom, said: “Winning the bid for Meteor delivers on our promise to lead eircom back into mobile.  The acquisition will transform the growth prospects for eircom, which is good news for our shareholders and for our employees.  Customers will benefit from our determination to ensure that Irish mobile users get a fair deal.”

Dr Philip Nolan, Chief Executive Officer of eircom, added: “The acquisition of Meteor gives eircom a winning combination of services.  This has been our strategic goal since returning to the market last year.  We look forward now to providing our unrivalled base of 1.4 million customers with our newly acquired mobile capability, as the only company which can offer Irish consumers the full suite of services: mobile, broadband and fixed-line voice.”

For further information, please contact:

eircom

Jennifer Creevey, Head of Investor Relations

+353 1 701 5107

investor.relations@eircom.ie

Morgan Stanley (Financial Adviser to eircom, Sole Bookrunner and Lead Manager of the Rights Issue and Joint Broker to eircom)

+44 20 7425 8000

Justin Manson

Jean Abergel

John Hyman

Goodbody Stockbrokers (Irish Financial Adviser to eircom, Lead Manager of the Rights Issue and Joint Broker to eircom)

+353 1 667 0400

Brian O’Kelly

Stephen Donovan

Simon Howley

NM Rothschild & Sons Limited (Financial Adviser to the ESOT)

+44 20 7280 5000

Jeremy Boardman

Warner Mandel

A conference call to analysts will be held at 9:00am (London time) today.  Dial-in details are as follows: dial-in number
+353 1 664 7603; PIN 98519.

This announcement has been issued by, and is the sole responsibility of, eircom.

Morgan Stanley is acting for eircom and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than eircom for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or the Rights Issue, or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

Goodbody Stockbrokers is acting for eircom and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than eircom for providing the protections afforded to clients of Goodbody Stockbrokers or for providing advice in relation to the Acquisition or the Rights Issue, or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

This press announcement does not constitute an offer to sell or the solicitation of an offer to acquire new eircom Shares and/or provisional allotment letters and/or nil-paid rights and/or fully-paid rights and/or to take up any entitlements.  The offer to acquire eircom Shares pursuant to the proposed Rights Issue will be made solely on the basis of information that will be contained in the Prospectus to be published in connection with such issue.

The information contained in this announcement is not for release, publication or distribution to persons in the United States, Australia, France, Canada, Japan, New Zealand or the Republic of South Africa.  This announcement is not an offer of securities for sale into the United States.  eircom shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold, directly or indirectly, in the United States absent registration or an exemption from registration.  eircom Shares have not been and will not be registered with any regulatory authority of any state within the United States.  There will be no public offer of securities in the United States.

Certain statements in this announcement are forward-looking statements.  These forward-looking statements speak only as at the date of this announcement.  Such statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement.  There are several factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are eircom’s ability to successfully combine the businesses of eircom and Meteor and to realise expected synergies from that combination, changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.  The information and opinions expressed in this announcement are subject to change without notice and none of the Company, Morgan Stanley or Goodbody Stockbrokers assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein, regardless of whether those statements are affected by the results of new information, future events or otherwise.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per eircom Share for the current or future financial years would necessarily match or exceed the historical published earnings per eircom Share.

Appendix I contains the definitions of certain terms used in this announcement.

This summary should be read in conjunction with the full text of the following announcement.

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, FRANCE, CANADA, JAPAN, NEW ZEALAND OR THE REPUBLIC OF SOUTH AFRICA

EIRCOM GROUP PLC

PROPOSED ACQUISITION OF
METEOR MOBILE COMMUNICATIONS LIMITED

FULLY UNDERWRITTEN RIGHTS ISSUE TO RAISE €420 MILLION

AND TRADING UPDATE

Introduction and reasons for the Acquisition

The Board of eircom announces details of the proposed acquisition of Meteor, which values the business at  €420 million on a debt-free basis.  Meteor is the third mobile operator in Ireland, with a subscriber share of approximately 10%, and a subscriber base that more than doubled from 181,000 as of 31 December 2003 to 410,000 as of 30 June 2005.

The Directors believe that the Acquisition represents a significant opportunity for eircom, in line with its stated strategic objective of re-entering the Irish mobile sector, which has amongst the highest ARPUs in Europe as well as attractive demographics.  The Acquisition is expected to enable eircom to effectively double its addressable market by value to approximately €4 billion.  eircom is the principal provider of fixed-line communications services in Ireland.  As at 31 March 2005, eircom had approximately 2 million fixed-line telephone access channels in service and approximately 128,000 broadband subscribers.  Following the Acquisition, eircom will be the largest provider of fixed-line, broadband and mobile communication services focused on the Irish market.  eircom will seek to double Meteor’s share of the Irish mobile sector and grow ARPU over the next three to four years.  In addition to growing pre-paid subscriber acquisitions, eircom will also seek to drive growth and improve ARPU by focusing on building its share in the post-paid consumer, corporate and SME segments.

eircom also announces a rights issue to raise approximately €420 million, the proceeds of which will be used to finance the Acquisition.  The Rights Issue has been fully underwritten at a minimum subscription price of €1.10 per eircom Share by Morgan Stanley and Goodbody Stockbrokers.  The Rights Issue Price will be set when the Prospectus is published, which is expected to be in late August 2005.  The Prospectus will also contain all the terms of the Rights Issue, including details as to entitlement, acceptance and payment.

The Acquisition is conditional, inter alia, on certain regulatory consents being obtained and on Admission.  In view of its size, the Acquisition is also conditional upon eircom Shareholder approval.  eircom Shareholder approval will also be sought for the necessary authority to allot the eircom Shares to be issued pursuant to the Rights Issue.  Resolutions to approve the Acquisition and to seek such authority in connection with the Rights Issue will be proposed at an extraordinary general meeting of the Company, the date of which will be notified to eircom Shareholders in a circular which is expected to be posted in late August 2005 (together with the Prospectus).  eircom will seek consent for the Acquisition from its lending banks.

The ESOT, which holds 20.9% of eircom’s total issued ordinary share capital, has given an irrevocable undertaking to WWIHC that it will vote in favour of all resolutions at an extraordinary general meeting required to approve and implement the Acquisition.  Separately, the ESOT has stated that it intends to take up its full rights under the Rights Issue.

Information on eircom

eircom is the principal provider of fixed-line communications services in Ireland.  It offers residential and business customers a wide range of retail services and products, including fixed-line voice services and fixed-line data services.  eircom also offers other authorised operators wholesale services and products.  eircom had approximately 2 million fixed-line telephone access channels in service as of 31 March 2005.

According to quarterly data published by ComReg, eircom had, across the three years ended 31 December 2004, a share of approximately 79% of the Irish fixed-line sector, based on turnover.  As the incumbent fixed-line communications provider, eircom has an extensive fixed-line telecommunications network in Ireland in terms of both capacity and geographic reach.

eircom is also an internet service provider (“ISP”) in Ireland with approximately 602,000 subscribers as of 31 March 2005.  In the financial year ended 31 March 2005, eircom’s DSL customer base increased to approximately 128,000 and currently stands at approximately 150,000.

eircom had a turnover of approximately €1.6 billion for the financial year ended 31 March 2005 and total fixed and current assets of approximately €3.5 billion as of 31 March 2005.  Adjusted EBITDA (before restructuring programme costs, pension amortisation and exceptional operating charges/credits) for the financial period was €615 million, an increase of 2% compared to the previous financial year.  Turnover for the financial year, however, decreased by 2% from the previous financial year due to reduced voice and data traffic volumes, reductions in some tariffs, and a decline in turnover from data communications.

Information on Meteor

Meteor is a provider of mobile communications services in Ireland, delivering voice and data services to its customers over its GSM/GPRS network.  Meteor is wholly owned by WWIHC.

Meteor is the third largest mobile operator in Ireland in terms of subscribers. As of 30 June 2005, Meteor had over 410,000 mobile subscribers, a subscriber base which has more than doubled in the last 18 months.  Meteor had a share of approximately 10% of the Irish mobile sector as of 31 May 2005, as compared to approximately 5% as of 31 December 2003.  The two incumbent mobile operators, Vodafone and O2, had a combined share of approximately 90% as of 31 May 2005.

Currently, Meteor focuses on the pre-paid segment, with approximately 98% of its subscribers being on pre-paid plans as of 31 March 2005.  eircom believes that there are opportunities for increasing Meteor’s presence in the consumer, SME and corporate and post-paid sectors, as, according to ComReg, pre-paid subscribers constituted 73% of the Irish mobile sector as of 31 March 2005.

Meteor offers a variety of wireless products and services designed to match a range of needs for business and personal use.  Products include SMS, voicemail, message alert, caller ID, call waiting, call hold and conference calling.  Meteor also offers a variety of data services that enables users to access information, send and receive e-mail and other digital content, play games, and download ring tones to their handsets.

Meteor has a network infrastructure which covers the vast majority of the Irish population including coverage in Dublin and the other main metropolitan areas.  National coverage is currently achieved through a roaming agreement with O2.  Meteor’s network enables it to offer a full suite of high-speed data services.  GSM 1800 MHz technology is deployed in the metropolitan areas, while 900 MHz is deployed in less populated areas.  Since early 2004, Meteor’s network infrastructure has been supplied by Ericsson.

For the financial year ended 31 December 2004, Meteor had revenues of €93.9 million, an increase of 57% on the previous year.  In the same period, Meteor had an EBITDA loss of €1.4 million (excluding a foreign exchange gain of €11.2 million), a loss on ordinary activities before taxation of €34.6 million and gross assets of €158.4 million.  Meteor is expected to be EBITDA positive for the first time in the current financial year.

The Irish mobile sector

The Irish mobile sector is an attractive one for mobile communications. It is currently dominated by two substantial players, Vodafone and O2, which have a combined subscriber share of 90% and represent approximately €2 billion of combined revenues per year.  Although mobile penetration is close to 100%, it is expected that the sector will continue to grow.  This is due to favourable demographics in terms of age and the fact that the Irish population is forecast to increase by approximately 1 million (or 25%) over the next 15 years from 4 million currently.  In addition, between now and the end of 2009, the Irish economy is expected to grow at an annual average GDP growth rate of 4.4% as compared to the EU average of 2.2%.  Furthermore, mobile ARPUs in Ireland are among the highest in Europe, being €48 per month compared to the European average of €31. The average post-paid proportion of Irish mobile operators’ subscriber bases was around 27% as of 31 March 2005 (compared to approximately 2% for Meteor).

Financial effects of the Acquisition

The Board expects that Meteor will deliver a positive EBITDA contribution from the current financial year onwards and expects positive net earnings and free cash flow from the financial year ending 31 March 2007 (the first full year after expected completion of the Acquisition).

The Board believes that the Acquisition will enhance eircom’s earnings per share (before goodwill, amortisation and exceptional items) and expects it will be free cash flow per share accretive from the financial year ending 31 March 2009.

The Directors have determined that the eircom dividend will be adjusted for the bonus element of the Rights Issue. This implies that eircom’s dividend yield will be approximately constant at the theoretical ex-rights price.

The Rights Issue will be structured in a way which is expected to create distributable reserves in eircom approximately equal to the net proceeds of the Rights Issue.

Details of the Acquisition

Under the terms of the Acquisition Agreement, eircom has agreed to acquire Western Wireless International Ireland Corporation (“WWIIC”), the holding company of Meteor.

The cash consideration payable by eircom is €420 million, including repayment of certain intercompany debt, and is not subject to adjustment.

Pursuant to the terms of the Acquisition Agreement, WWIHC gives certain representations and warranties, undertakings and indemnities usual for a transaction of this nature, including undertakings relating to the Meteor Group being free of third party financial indebtedness at completion, undertakings to conduct business in the ordinary course prior to completion and certain non-compete and non-solicitation covenants following completion.  eircom also gives certain limited representations and warranties and undertakings and indemnities usual for a transaction of this nature, including undertakings in relation to satisfaction of the conditions to the Acquisition.

The Acquisition Agreement is conditional upon, inter alia, approval by eircom shareholders of the Resolutions at an extraordinary general meeting, Admission, there being no breach of representations and warranties given by WWIHC that have a material adverse effect on the Meteor Group and the receipt of certain regulatory approvals.

eircom or WWIHC may also terminate the Acquisition Agreement prior to completion unless all conditions (other than the regulatory conditions) are satisfied (or waived) on or before 31 October 2005 or (if all such conditions are satisfied or waived by 31 October 2005) where the regulatory conditions are not satisfied on or before 30 January 2006.  WWIHC may also terminate the Acquisition Agreement if Admission has not occurred on or before 30 September 2005.

eircom currently expects that completion will take place by the end of 2005.

Key Meteor management

Robert Haulbrook has been the Chief Executive Officer of Meteor since August 2004.  He has a combined experience of more than 10 years in international operations and has over 20 years of telecom experience in wireless, long distance, alternative fixed line and yellow pages.  Prior to this role, Robert was Vice President and General Manager of Centennial de Puerto Rico, Vice President of Marketing for BellSouth International, and Vice President of Sales and Marketing in BellSouth Central America.

Cliodhne Whelan is the Chief Financial Officer of Meteor.  She assumed the role in April 2002, having previously held the position of Finance Director of Meteor since November 1998.  Prior to joining Meteor, Cliodhne held the position of Financial Controller of Cybermedia Inc./Cyberhelp Limited and served as European Accounting Manager of Isocor BV.

Larry Smith is the Chief Operations Officer of Meteor and has over 24 years of telecom and mobile telecommunications experience.  He assumed the role of Chief Operations Officer of Meteor in January 2005.  Larry previously held the positions of President of BellSouth Columbia and BellSouth Peru and Chief Operating Officer of CellCom in Israel.

The Rights Issue

eircom is proposing to launch a Rights Issue, which is expected to raise proceeds of approximately €420 million.  The Rights Issue Price will be not less than €1.10 per eircom Share, representing a maximum discount of 41% to the closing middle market price on the Irish Stock Exchange of €1.87 per ordinary share on 22 July 2005, being the last business day prior to this announcement.  The proceeds of the Rights Issue will be used to finance the Acquisition.  The Rights Issue is expected to be launched in late August 2005, when the Prospectus will be published.  Final terms of the Rights Issue, including the Rights

Issue Price, will be set at that time.  The Rights Issue has been fully underwritten at the minimum Rights Issue Price by Morgan Stanley and Goodbody Stockbrokers.

The ESOT, which holds 20.9% of eircom’s total issued ordinary share capital, has given an irrevocable undertaking to WWIHC that it will vote in favour of all resolutions at an extraordinary general meeting required to approve and implement the Acquisition.  Separately, the ESOT has stated that it intends to take up its rights in full under the Rights Issue.

The Rights Issue is conditional on eircom Shareholders approving the Acquisition and the Acquisition Agreement not having been terminated (and no termination rights existing under it having been exercised) before Admission.  After Admission the Rights Issue will proceed even if the Acquisition does not.  In these circumstances the Directors will consider whether to keep some or all of the net Rights Issue proceeds to fund an alternative mobile re-entry strategy or whether to return some or all of such proceeds to eircom Shareholders.

In addition to funding the Acquisition, it is expected that the Rights Issue should also increase the Company’s distributable reserves by an amount approximately equal to the net proceeds of the Rights Issue.  This would enable eircom to declare dividends from those reserves in the future, assuming that the Board considers it appropriate to do so, such reserves have not otherwise been reduced and the Company has sufficient cash to fund any dividends.

Current trading and prospects

Trading at eircom has been in line with the Directors’ expectations since the publication of the results for the year ended 31 March 2005 and the Directors are confident of the underlying financial and trading prospects of eircom for the current financial year.

Revenue for the quarter ended 30 June 2005 was €399 million. Adjusted EBITDA (before exceptional operating costs, pension amortisation, restructuring programme costs and before any adjustments for FRS 17) was €150 million, resulting in an adjusted EBITDA margin of 38%.  A significant property gain before taxation was made in the quarter of approximately €45 million, resulting in approximately €60 million of extra cash flow, which is expected to be received during the quarter ending 30 September 2005.  This gain is not included in the adjusted EBITDA.  A total of €60 million of capital investment was made in the quarter, focused on increasing capacity, demand growth and DSL roll-out.  Headcount stood at 7,263 as of 30 June 2005, and the Directors believe that eircom will achieve its stated target level of 7,000 employees by 31 March 2008.  DSL customers increased to 150,000 as of 25 July 2005 (compared to 54,000 in June 2004).  eircom proposes a final dividend at today’s annual general meeting of €0.06, implying a total dividend of €0.11 per share for the financial year ended 31 March 2005.

As reported in eircom’s financial results for the year ended 31 March 2005, eircom has initiated a programme to change its accounting policies and practices to be IFRS compliant for the financial year ending 31 March 2006.  As stated in eircom’s annual report for the year ended 31 March 2005, the main areas of impact are expected to be revenue recognition, pension charges, goodwill amortisation and deferred taxation. eircom expects to report its quarterly results for the quarter ended 30 June 2005, which will be in accordance with IFRS, on or around 25 August 2005.  These results will be included in the Prospectus.

Dividends

The Directors have determined that the eircom dividend will be adjusted for the bonus element of the Rights Issue.  This implies that eircom’s dividend yield will be approximately constant at the theoretical ex-rights price.  Final details of the dividend adjustment will be confirmed in the Prospectus.

Prospectus, Circular and extraordinary general meeting

The Prospectus and the Circular are expected to be posted to eircom Shareholders in late August 2005.  A notice convening an extraordinary general meeting to approve the Resolutions will be set out in the Circular.

For further information, please contact:

eircom

Jennifer Creevey, Head of Investor Relations

+353 1 701 5107

investor.relations@eircom.ie

Morgan Stanley (Financial Adviser to eircom, Sole Bookrunner and Lead Manager of the Rights Issue and Joint Broker to eircom)

+44 20 7425 8000

Justin Manson

Jean Abergel

John Hyman

Goodbody Stockbrokers (Irish Financial Adviser to eircom, Lead Manager of the Rights Issue and Joint Broker to eircom)

+353 1 667 0400

Brian O’Kelly

Stephen Donovan

Simon Howley

NM Rothschild & Sons Limited (Financial Adviser to the ESOT)

+44 20 7280 5000

Jeremy Boardman

Warner Mandel

This announcement has been issued by, and is the sole responsibility of, eircom.

Morgan Stanley is acting for eircom and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than eircom for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or the Rights Issue, or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

Goodbody Stockbrokers is acting for eircom and no one else in connection with the Acquisition and the Rights Issue and will not be responsible to anyone other than eircom for providing the protections afforded to clients of Goodbody Stockbrokers or for providing advice in relation to the Acquisition or the Rights Issue, or in relation to the contents of this announcement or any other transaction, arrangement or matter referred to herein.

This press announcement does not constitute an offer to sell or the solicitation of an offer to acquire new eircom Shares and/or provisional allotment letters and/or nil-paid rights and/or fully-paid rights and/or to take up any entitlements.  The offer to acquire eircom Shares pursuant to the proposed Rights Issue will be made solely on the basis of information that will be contained in the Prospectus to be published in connection with such issue.

The information contained in this announcement is not for release, publication or distribution to persons in the United States, Australia, France, Canada, Japan, New Zealand or the Republic of South Africa.  This announcement is not an offer of securities for sale into the United States.  eircom shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold, directly or indirectly, in the United States absent registration or an exemption from registration.  eircom Shares have not been and will not be registered with any regulatory authority of any state within the United States.  There will be no public offer of securities in the United States.

Certain statements in this announcement are forward-looking statements.  These forward-looking statements speak only as at the date of this announcement.  Such statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement.  There are several factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are eircom’s ability to successfully combine the businesses of eircom and Meteor and to realise expected synergies from that combination, changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.  The information and opinions expressed in this announcement are subject to change without notice and none of the Company, Morgan Stanley or Goodbody Stockbrokers assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein, regardless of whether those statements are affected by the results of new information, future events or otherwise.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per eircom Share for the current or future financial years would necessarily match or exceed the historical published earnings per eircom Share.

Appendix I contains the definitions of certain terms used in this announcement.

Appendix I

Definitions

“Acquisition”	the proposed acquisition of WWIIC (the holding company of Meteor)
“Acquisition Agreement”	the share purchase agreement between, amongst others, eircom and WWIHC in relation to the Acquisition
“Admission”

admission of the eircom Shares to be issued under the Rights Issue, nil paid, to (i) the Official Lists of the Irish Stock Exchange and of the UK Listing Authority and (ii) trading on the London Stock Exchange’s and Irish Stock Exchange’s markets for listed securities becoming effective

“APSS”	the eircom approved profit sharing scheme constituted by the APSS trust deed and acting through its trustee, the ESOT
“Circular”

the circular to be issued by the Company in respect of the Acquisition and the Rights Issue, which will contain a notice convening an extraordinary general meeting of the Company to approve the Acquisition and to give the Directors authority to allot the eircom Shares to be issued pursuant to the Rights Issue

“Company” or “eircom”	eircom Group plc
“Directors” or “Board”	the directors of the Company
“eircom Share”	an ordinary share of €0.10 in the capital of the Company
“eircom Shareholders”	holders of eircom Shares
“ESOT”	eircom ESOP Trustee Limited, registered in Ireland with number 291846 in its capacity as trustee of the eircom Employee Share Ownership Trust and the APSS
“FSMA”	Financial Services and Markets Act 2000, as amended
“Goodbody Stockbrokers”	in its capacity as Irish sponsor and Irish financial adviser means Goodbody Corporate Finance and in its capacity as Underwriter means Goodbody Stockbrokers
“Meteor”	Meteor Mobile Communications Limited
“Meteor Group”	WWIIC and its subsidiaries, including Meteor
“Morgan Stanley”

in its capacity as sponsor and financial advisor to the Acquisition, means Morgan Stanley & Co. Limited, in its capacity as an underwriter of the Rights Issue, means Morgan Stanley Securities Limited and in its capacity as sponsor and financial adviser to the Rights Issue, means Morgan Stanley & Co. International Limited

“Prospectus”	the Prospectus to be issued by the Company in respect of the Rights Issue, together with any supplements or amendments thereto
“Resolutions”	the ordinary resolutions to be proposed at an extraordinary general meeting to (i) authorise the directors of the Company under section 80 of the Companies Act 1985 to allot such number of eircom Shares as equals or exceeds the number of such Shares to be issued under the Rights Issue, and (ii) approve the Acquisition
“Rights Issue”	the proposed offer by way of rights to holders of eircom Shares to acquire further eircom Shares, as will be more particularly detailed in the Prospectus
“Rights Issue Price”	a minimum of €1.10 per eircom Share
“WWIHC”	Western Wireless International Holding Corporation, the current 100% owner of Meteor through WWIIC
“WWIIC”	Western Wireless International Ireland Corporation, the indirect holding company of Meteor